

nēdl

Find voices.
Be heard.

www.nedl.com



It's never been easier to create and publish content than it is today. But,...

it's never been harder to be discovered.

Serial Entrepreneur, TechCrunch Contributor, Former Speechwriter for President Barack Obama, Original "iheartradio" App Creator.



Founder, CEO – Ayinde Alakoye



nēdl lets audio creators amplify, monetize, and transcribe their words in real-time.



Search Live Audio Like the Web





Find Live News, Sports, and Talk



Create Your Own Broadcast

Get Tips for nēdlcasting





But, nēdl is more than just an app...

It's a public and private broadcast creation & listening platform with friction-less sharing.

<u>Audiences Listen via Web or Smart Speaker and can Subscribe to SMS Alerts-- all without downloading an app.</u>



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Earned Media

2020
Top 50 Companies To Watch

2019
Appy Award

2019
Webby Honoree

Winner
National Association of Broadcasters Challenge

Forbes
Billionaires
Innovation
Leadership
Money
Business
nēdl: Why Search Through Old Text When You Can Find Live Audio?
Nelson Granados Contributor
Hollywood & Entertainment
I cover digital trends in travel, media and entertainment.
nēdl
nba
Song
Keyword
Artist
KMTR
Where is LeBron going to go NBA free age…
WSGW FM
nowadays in the NBA you don't have to bri…

Winner
Pepperdine Graziadio Most Fundable Companies

Entrepreneur
50
Most Daring Entrepreneurs of 2018
Elon Musk

nēdl



The global live audio streaming market is estimated to nearly triple from $470.2M in 2018 to $1.2B in the next 7-years.

-- ResearchandMarkets.com











Search Live Audio
Like the Web
9:41
nēdlcasts
Emma Johnson
Today LeBron was
Women
Ghana
Serena
nfl
stations

Search advertising spending worldwide from 2009 to 2019

(in billion U.S. dollars)

Expenditure in billion U.S. dollars
150
125
100
75
50
25
0
26.7
32.1
42.8
53.2
62.9
73.8
79.8
91.1
106.1
124.1
135.9
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019*
© Statista 2020

nēdl

www.nedl.com

@nedlapp

ayinde@findnedl.com